

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2016

Jeffrey Holtmeier
Chief Executive Officer
Rx Investor Value Corporation
5027 Madison Road
Cincinnati, OH 45227

> **Re:** **Healthwarehouse.com, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 12, 2016 by Rx Investor Value Corporation, Jeffrey T.**
> **Holtmeier, Mark Scott, Brian A. Ross, and Dr. Stephen J. Weiss**
> **File No. 000-13117**
>
> **Schedule 13D and Amendment Nos. 1 and 2 thereto**
> **Filed August 2, 2016, August 11, 2016, August 12, 2016 respectively, by Rx**
> **Investor Value Corporation,** *et. al.*
> **File No. 005-37321**

Dear Mr. Holtmeier:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A and Schedule 13D or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy on Schedule 14A

General

1. We note your response to comment 3 and we re-issue the comment in-part. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following revised disclosure:

- that the "[s]enior lender Tim Reilly and his Ohio limited liability company, Melrose Capital Advisors, purchased Series Preferred B stock before the company's financial results were reported …[t]his lack of transparency underlines the conflict of interest and leverage the senior lender has on the company, without appropriate disclosure to shareholders. This breach of the board's fiduciary duty can no longer be tolerated;"

- "[i]n our view, this shows the board of directors has again betrayed its fiduciary duties to the shareholders in order to further entrench themselves by placing a significant number of voting shares in the hands of and affiliate of Tim Reilly. Further, as disclosed in the Schedule 13D filing we believe there is a conflict of interest here and the company has appeared to settle out these claims allowing Reilly to profit at the company's and shareholders expense;" and

- the implied suggestions that the current board does not have the "skills, experience, energy and leadership abilities necessary," and that they are not "active and responsible stewards of the trust placed in them by the company's shareholders;"

Please note that this list is not exhaustive and that each disclosed statement, assertion or belief should be supported by a reasonable basis that is self-evident or disclosed in the filing and should be factually correct in order to comply with Rule 14a-9.

2. State that a shareholder can also revoke the Blue proxy card provided to you by submitting a later-dated proxy card to the Company.

3. Please revise to include the information required by Item 6(d) of Schedule 14A and Item 403 of Regulation S-K. Alternatively, clarify if you are relying upon Rule 14a-5(c) to fulfill the disclosure obligation.

4. We note your response to comment 4 and we re-issue the comment in-part. Please provide support for the following statements that:

- "[t]he company has lost its license in certain states;"
- the Company's stock price "was once above $8.00;"
- the board "meets only five times per year;" and
- the "company's CEO only sporadically visits the company's headquarters."

Who is Making the Proxy Solicitation

5. Please clarify if the 39.5% of the outstanding stock entitled to vote assumes the exercise of warrants which have not yet been exercised. In addition, please confirm, if true, that the participants are currently eligible to vote 41.2% of the outstanding common shares.

6. The disclosures regarding a potential capital infusion by RIVC should be qualified by stating, if true, that the RIVC group has no commitments with respect to any such capital infusion or financing, or alternatively describe the commitments that it has. In addition, the disclosures regarding offerings of equity securities or of securities convertible into equity securities should discuss, if true, the potential dilutive effects of such offerings.

Important: Proxy to Us

7. We note your revised disclosure and we re-issue comment 9. The disclosure indicates that the designated proxies will have discretionary authority to vote upon other matters that may properly come before the meeting. Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c)(3) and/or providing the disclosure required by and consistent with the standards enunciated within Rule 14a-4(c)(3). The proxy holders may not use discretionary authority to vote on all matters that may properly come before the meeting to the extent the person was aware of the proposal a reasonable time before the solicitation.

Schedules 13D filed August 2, 2016, August 11, 2016 and August 12, 2016

8. We note your response to comment 16 and apparent acknowledgment of the fact that any communication furnished to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy constitutes a solicitation under Rule 14a-1(l)(1)(iii). The filing persons state, in response to Item 4, their plans with respect to their current proxy solicitation and corresponding intent to "[change] the present board of directors and as appropriate, the management of the Issuer." Please reconcile the possible inconsistency between the cited definition and the disclosure provided both in the Schedule 13D and Rule 14a-12 submissions that appeared to coincide with the second and third amendments to the Schedule 13D.

9. It appears that the group reports beneficial ownership of approximately 41.2% of HEWA's outstanding common shares. Advise us, with a view towards revised disclosure, whether or not any reports have been filed pursuant to Section 16 by any members of the group by virtue of their participation in the group. Refer to Section II.B.3 of Exchange Act Release No. 28869 (February 8, 1991).

10. Please advise us if the 41.2% of the total ownership that the group discloses takes into account all warrant or other contingent interests held by individual members of the group. Refer to Rule 13d-3(d)(1). Given the solicitation contemplated by the participants, each of the members of the group may be deemed to be the beneficial owners of the securities underlying any warrants or other contingent interests regardless of when such rights may be exercisable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark Reuter, Esq.
        Keating Muething & Klekamp PLL